EXHIBIT 1

The Company, in our response letter dated March 13, 2013, under the caption “Evaluation of the Error” provided the Staff with the incremental compensation expense amount related to the Executive Certificates within the context of SAB Topic 1.M Materiality.  This is resubmitted in Table 1 below.

TABLE  1:

	(Successor)
(000s)	Stub Period
	5/26/10 - 1/31/11	FY12
Revenue, As Reported	$149,673	$329,129
Other Immaterial adjustments	$-	$(424)
Revenue, As Adjusted	$149,673	$328,705
% Change	0.00%	-0.13%

Net Loss, As Reported	$119,090	$100,147
Other Immaterial adjustments, net of tax	$941	$58
Stock compensation, net of tax	$1,871	$5,080
Net Loss, As Adjusted	$121,902	$105,285
% Change	2.36%	5.13%

Adjusted EBITDA	$115,464	$130,065
Other Immaterial adjustments	$(350)	$(2)
Adjusted EBITDA, As Revised	$115,114	$130,063
% Change	-0.30%	0.00%

		Impact of
	Impact of	cumulative
	adjustments	unrecorded
	being recorded	adjustments
	in the	recorded in
(000s)	respective years	current year
	FY13*	FY13*
Revenue	$380,373	$379,949
% Difference		0.11%

Net Loss	$90,312	$97,412
% Difference		-7.86%

Adjusted EBITDA	$151,067	$150,715
% Difference		0.23%

* Preliminary

The Company re-affirms its position as documented in the March 13, 2013 response letter and the Company’s responses above that only compensation expense on the Executive Certificates should be expensed.  However, the Company supplementally analyzed the impact of recording compensation expense on all service based awards over the explicit service vesting period noting the cumulative incremental expense impact of this position would be an additional $1,052,000.

Table 2 below provides the Staff the incremental financial impact of this position within the context of SAB Topic 1.M Materiality.

TABLE 2:

	(Successor)
(000s)	Stub Period
	5/26/10 - 1/31/11	FY12
Revenue, As Reported	$149,673	$329,129
Other Immaterial adjustments	$-	$(424)
Revenue, As Adjusted	$149,673	$328,705
% Change	0.00%	-0.13%

Net Loss, As Reported	$119,090	$100,147
Other Immaterial adjustments, net of tax	$941	$58
Stock compensation, net of tax	$1,924	$5,504
Net Loss, As Adjusted	$121,955	$105,709
% Change	2.41%	5.55%

Adjusted EBITDA	$115,464	$130,065
Other Immaterial adjustments	$(350)	$(2)
Adjusted EBITDA, As Revised	$115,114	$130,063
% Change	-0.30%	0.00%

		Impact of
	Impact of	cumulative
	adjustments	unrecorded
	being recorded	adjustments
	in the	recorded in
(000s)	respective years	current year
	FY13*	FY13*
Revenue	$380,373	$379,949
% Difference		0.11%

Net Loss	$90,771	$98,348
% Difference		-8.35%

Adjusted EBITDA	$151,067	$150,715
% Difference		0.23%

* Preliminary